Exhibit 99.41

news release

401 Bay Street, Suite 2010,
P.O. Box 118	Shares outstanding: 103,270,030
Toronto, Ontario
Canada M5H 2Y4	TSX: BLE, BLE.WT, BLE.WT.A
Frankfurt: A6R
March 20, 2007
BLUE PEARL SCHEDULES 2006 FINANCIAL RESULTS
CONFERENCE CALL/WEBCAST FOR MARCH 27 AT 10:00 A.M.
EASTERN
Blue Pearl Mining Ltd., the world’s largest publicly traded, pure molybdenum producer, today announced that it will issue a news release on its 2006 financial results after markets close on Monday, March 26, 2007 and hold a conference call for analysts and investors to discuss the results on Tuesday, March 27, 2007 at 10 a.m. (Eastern).
Ian McDonald, Executive Chairman, Kevin Loughrey, President and Chief Executive Officer, and Derek Price, Chief Financial Officer, will be available to answer questions during the call.
To participate in the call, please dial 416-695-6623 or 1-877-323-2090 about five minutes prior to the start of the call.
A live audio webcast of the conference call will be available at www.ccnmatthews.com and www.bluepearl.ca.
An archived recording of the call will be available at 416-695-5275 or 1-888-509-0081 (Passcode 641830) from 12:00 p.m. on March 27 to 11:59 p.m. on April 3. An archived recording of the webcast will also be available at Blue Pearl’s website.
About Blue Pearl Mining Ltd.
Blue Pearl is the world’s fifth-largest molybdenum producer. The company in October 2006 purchased the Thompson Creek open-pit molybdenum mine and mill in Idaho, 75% of the Endako open-pit mine, mill and roasting facility in northern British Columbia, and a metallurgical roasting facility in Langeloth, Pennsylvania. Blue Pearl is also developing the Davidson high-grade underground molybdenum project near Smithers, B.C. The company has more than 700 employees. Its head office is in Toronto, Ontario. It also has executive offices in Vancouver, British Columbia and Denver, Colorado (including sales and marketing). More information is available at www.bluepearl.ca.

Ian McDonald, Executive Chairman	Christina Lalli
Blue Pearl Mining Ltd.	Renmark Financial Communications Inc.
Tel: 416-860-1438	Tel.: 514-939-3989
info@bluepearl.ca	clalli@renmarkfinancial.com

Wayne Cheveldayoff, Director, Investor
Relations
Tel: 416-860-1438
Toll free: 1-800-827-0992
wcheveldayoff@bluepearl.ca
Cautionary Note Regarding Forward-Looking Statements
This news release contains “forward-looking information” which may include, but is not limited to, statements with respect to the future financial or operating performance of Blue Pearl, its subsidiaries and its projects, the future price of molybdenum, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims and limitations of insurance coverage. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Blue Pearl and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, general business, economic, competitive, political and social uncertainties; the anticipated benefits of the acquisition not occurring in the expected time frame or at all; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of molybdenum; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Risk Factors” in Blue Pearl’s short form prospectus dated October 13, 2006 which is available on SEDAR at www.sedar.com. Although Blue Pearl has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this news release and Blue Pearl disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Blue Pearl undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.